Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

September 7, 2021

Registration Statement No. 333-237579

Supplementing the Preliminary Pricing Supplement, dated September 7, 2021,

and the Prospectus Supplement and Prospectus, each dated April 6, 2020

John Deere Capital Corporation

$750 million Floating Rate Senior Notes Due July 10, 2023

Issuer:	John Deere Capital Corporation
Expected Ratings*:	A2 by Moody’s Investors Service, Inc.
A by Standard and Poor’s Ratings Services
A by Fitch Ratings, Inc.
Note Type:	Medium-Term Notes, Series H
Issue Size:	$750 million
Trade Date:	September 7, 2021
Settlement Date (T+3):	September 10, 2021
Maturity Date:	July 10, 2023
Coupon:	Compounded SOFR (as defined in the Preliminary Pricing Supplement dated September 7, 2021) determined on the Interest Determination Dates + 12 bps
Benchmark:	Compounded SOFR
Minimum Interest Rate:	0.000%
Interest Payment Dates:	Quarterly on the 10th of January, April, July and October commencing on October 10, 2021 (short first coupon) and ending on the Maturity Date.
Interest Reset Dates:	Each Interest Payment Date.
Interest Determination Dates:	Quarterly, five U.S. Government Securities Business Days preceding each Interest Reset Date.
Interest Period:

Each quarterly period from, and including, an Interest Payment Date (or, in the case of the first Interest Period, the Settlement Date) to, but excluding, the next Interest Payment Date (or, in the case of the final Interest Period, the Maturity Date).

Observation Period:

The period from and including five U.S. Government Securities Business Days preceding an Interest Payment Date to but excluding five U.S. Government Securities Business Days preceding the next Interest Payment Date, provided that the first Observation Period shall be from and including five U.S. Government Securities Business Days preceding the Settlement Date to but excluding five U.S. Government Securities Business Days preceding the first Interest Payment Date.

Day Count:	Actual/360, Adjusted
Business Day Convention:	Modified Following, Adjusted
Denominations:	Minimum of $1,000 with increments of $1,000 thereafter.
Redemption Provision:	N/A
Price to Public:	100.000% plus accrued interest from September 10, 2021
Gross Spread:	0.100%
Net Proceeds (%):	99.900% plus accrued interest from September 10, 2021
Net Proceeds ($):	$749,250,000 plus accrued interest from September 10, 2021
CUSIP / ISIN:	24422EVT3 / US24422EVT36
Joint Book-Running Managers:	Citigroup Global Markets Inc.
Goldman Sachs & Co. LLC
HSBC Securities (USA) Inc.
MUFG Securities Americas Inc.
Co-Managers:	BNP Paribas Securities Corp.
Loop Capital Markets LLC
SMBC Nikko Securities America, Inc.
U.S. Bancorp Investments, Inc.
Wells Fargo Securities, LLC

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The Issuer has filed a Registration Statement (including a prospectus) with the Securities and Exchange Commission for the Offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the Securities and Exchange Commission for more complete information about the Issuer and this Offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.

Alternatively, the Issuer, any underwriter or any dealer participating in the Offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll-free at 1-800-831-9146, Goldman Sachs & Co. LLC toll-free at 1-866-471-2526, HSBC Securities (USA) Inc. toll-free at 1-866-811-8049 and MUFG Securities Americas Inc. toll-free at 1-877-649-6848.

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